UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
Amendment No. 2

EQM Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885B 100

(CUSIP Number)

Kirk R. Oliver

625 Liberty Avenue, Suite 2000

Pittsburgh, Pennsylvania 15222

Telephone: (412) 395-2688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 26885B 100

1.	Names of Reporting Persons. EQGP Holdings, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,811,643 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,811,643 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,811,643 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%

14.	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP No: 26885B 100

1.	Names of Reporting Persons. EQGP Services, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,811,643 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,811,643 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,811,643 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No: 26885B 100

1.	Names of Reporting Persons. Equitrans Gathering Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,811,643 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,811,643 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,811,643 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No: 26885B 100

1.	Names of Reporting Persons. Equitrans Midstream Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,433,812 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,433,812 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,433,812 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No: 26885B 100

1.	Names of Reporting Persons. Equitrans Midstream Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 37,245,455 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 37,245,455 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,245,455 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.9%

14.	Type of Reporting Person (See Instructions) CO (Corporation)

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (Amendment No. 2) amends and supplements or restates (where indicated) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on November 14, 2018, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 30, 2018 (Schedule 13D) and relates to common units representing limited partner interests (Common Units) in EQM Midstream Partners, LP, a Delaware limited partnership (the Issuer). The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 2000, Pittsburgh, Pennsylvania 15222. Capitalized terms used in this Amendment No. 2 and not defined herein shall have the meanings ascribed to them in Schedule 13D.

Item 2. Identity and Background.

Item 2(a) is of Schedule 13D is hereby amended by amending and restating the second paragraph thereof as follows:

EQGP is a limited partner of the Issuer and owns approximately 18.1% of the outstanding limited partner interests in the Issuer. EQGP GP is the general partner of EQGP and owns the entire non-economic general partner interest in EQGP. Gathering Holdings is (i) a limited partner of EQGP with an approximate 87.9% limited partner interest in EQGP, (ii) is the sole member of EQGP GP, and (iii) is also the sole stockholder of EQM GP Corporation, a Delaware corporation and limited partner of EQGP holding an approximate 0.1% limited partner interest in EQGP. EMH is (i) a limited partner of the Issuer and owns approximately 12.8% of the outstanding limited partner interests in the Issuer and (ii) a limited partner of EQGP and owns approximately 12.0% of the outstanding limited partner interests in EQGP. ETRN is a publicly traded company and the sole member of Gathering Holdings and EMH. Gathering Holdings and EMH are manager-managed limited liability companies with boards of managers. EQGP GP is a manager-managed limited liability company with a board of directors. ETRN is a corporation with a board of directors. The Reporting Persons are hereby filing a joint Schedule 13D.

Item 2(c) of Schedule 13D is hereby amended by amending and restating the tables identifying the Covered Individuals in such item in their entirety as follows:

Name	Position
Equitrans Midstream Corporation
Thomas F. Karam	Director, President and Chief Executive Officer
David L. Porges	Chairman of the Board
Vicky A. Bailey	Director
Kenneth M. Burke	Director
Margaret K. Dorman	Director
Norman J. Szydlowski	Director
Robert F. Vagt	Director
Diana M. Charletta	Executive Vice President and Chief Operating Officer
Kirk R. Oliver	Senior Vice President and Chief Financial Officer
Phillip D. Swisher	Vice President and Chief Accounting Officer
Robert C. Williams	Vice President and General Counsel
Equitrans Gathering Holdings, LLC
Thomas F. Karam	President and Chief Executive Officer
Diana M. Charletta	Member of Board of Managers, Executive Vice President and Chief Operating Officer
Kirk R. Oliver	Member of Board of Managers, Senior Vice President and Chief Financial Officer
Phillip D. Swisher	Member of Board of Managers, Vice President and Chief Accounting Officer
Equitrans Midstream Holdings, LLC
Thomas F. Karam	President and Chief Executive Officer

Diana M. Charletta	Member of Board of Managers, Executive Vice President and Chief Operating Officer
Kirk R. Oliver	Member of Board of Managers, Senior Vice President and Chief Financial Officer
Phillip D. Swisher	Member of Board of Managers, Vice President and Chief Accounting Officer
EQGP Services, LLC
Thomas F. Karam	Director, President and Chief Executive Officer
Diana M. Charletta	Director, Executive Vice President and Chief Operating Officer
Kirk R. Oliver	Director, Senior Vice President and Chief Financial Officer
Phillip D. Swisher	Vice President and Chief Accounting Officer

Item 4. Purpose of Transaction.

The second paragraph of Item 4 of Schedule 13D is hereby amended and restated in its entirety as follows:

On February 13, 2019, the Issuer entered into an agreement and plan of merger (the IDR Merger Agreement) with ETRN, the General Partner, EQGP, EQGP GP, Equitrans Merger Sub, LP, a Delaware limited partnership (Merger Sub), and certain other parties thereto, pursuant to which, among other things, the parties to the IDR Merger Agreement have agreed to the exchange and cancellation of the outstanding incentive distribution rights in the Issuer (the IDRs) and the restructuring of the general partner interest in the Issuer pursuant to a series of transactions, including the merger of Merger Sub with and into EQGP, collectively resulting in, among other things, the cancellation of (a) the IDRs in the Issuer, (b) the economic portion of the general partner interest in the Issuer and (c) the issued and outstanding common units representing limited partner interests in EQGP and, as consideration for such cancellation, the receipt by certain affiliates of ETRN of (i) 101,811,643 million newly-issued Common Units (21,811,643 of which are being issued in exchange for the cancellation of the 21,811,643 Common Units held by EQGP immediately prior to the transactions contemplated by the IDR Merger Agreement) and seven million newly-issued Class B units (Class B units), both representing limited partner interests in the Issuer, and (ii) the retention of the non-economic general partner interest in the Issuer (collectively, the EQM IDR Transaction). Upon closing of the EQM IDR Transaction, (i) EQGP GP will replace the General Partner as the general partner of the Issuer and (ii) the IDRs and economic general partner interest in the Issuer will be cancelled and will no longer be outstanding.

The Class B units will be divided into three tranches, with the first tranche of 2.5 million Class B units becoming convertible into Common Units at the holder’s option on April 1, 2021, the second tranche of 2.5 million Class B units becoming convertible at the holder’s option into Common Units on April 1, 2022, and the third tranche of two million Class B units becoming convertible at the holder’s option into Common Units on April 1, 2023 (each, a Class B unit conversion date). Additionally, the Class B units will become convertible at the holder’s option into Common Units immediately before a Change of Control (as defined in the Amended and Restated EQM Partnership Agreement (defined below) that will be entered into in connection with the closing of the EQM IDR Transaction) of the Issuer. Until the applicable Class B unit conversion date (or, if earlier, a Change of Control), the Class B units will not be entitled to receive any distributions of available cash. After the applicable Class B unit conversion date (or, if earlier, a Change of Control), whether or not such Class B units have been converted into Common Units, the Class B units will participate pro rata with the Common Units in distributions of available cash.

Except with respect to the right to receive distributions prior to the applicable Class B conversion date (or Change of Control), the Class B units have the same rights and obligations as Common Units. The Class B units will vote as a single class with Common Units, subject to certain exceptions, including that the Class B units shall have the right to vote as a separate class on matters that adversely affect the rights or preferences of Class B units in relation to other classes of EQM partnership interests in any material respect or as required by law.

In connection with the closing of the EQM IDR Transaction, the Partnership Agreement (as defined below) will be amended and restated to, among other things, reflect the cancellation of the IDRs and the restructuring of the general partner interest in the Issuer, the issuance of the Common Units and the issuance of the Class B units pursuant to the EQM IDR Transaction and the admission of the EQGP GP as the general partner of the Issuer (as amended and restated, the Amended and Restated EQM Partnership Agreement).

After giving effect to the EQM IDR Transaction, ETRN will indirectly own 117,245,455 Common Units and all seven million Class B units, collectively representing a 59.9% limited partner interest in the Issuer.

The foregoing description of the IDR Merger Agreement and the EQM IDR Transaction does not purport to be complete and is subject to, and qualified in its entirety by, the full text of IDR Merger Agreement filed herewith as Exhibit E, which is incorporated herein by reference.

Item 4(j) of Schedule 13D is hereby amended and restated in its entirety as follows:

Other than the EQM IDR Transaction, as of the date of this Amendment No. 2, the Reporting Persons have not formulated any definitive plan or proposal relating to or which would result in any of the matters specified in clauses (a) through (i) of Item 4 of Schedule 13D with respect to the Issuer or its subsidiaries (the Enumerated Matters). There can be no assurance that the signing of the IDR Merger Agreement will result in a transaction of interest to the Reporting Persons or the Issuer. The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           (1)           As of February 13, 2019, the number of Common Units issued and outstanding is 120,457,630. As of February 13, 2019, EQGP is the record and beneficial owner of 21,811,643 Common Units, which represent approximately 18.1% of the outstanding Common Units.

(2)           EQGP GP does not directly own any Common Units; however, as the general partner of EQGP and the direct owner of the entire non-economic general partner interest in EQGP, it may be deemed to beneficially own the 21,811,643 Common Units beneficially owned by EQGP, which represent approximately 18.1% of the outstanding Common Units.

(3)           Gathering Holdings does not directly own any Common Units; however, as the direct or indirect owner of approximately 88.0% of the limited partner interests in EQGP and the sole member of EQGP GP, it may be deemed to beneficially own the 21,811,643 Common Units beneficially owned by EQGP, which represent approximately 18.1% of the outstanding Common Units.

(4)           As of February 13, 2019, EMH is the record and beneficial owner of 15,433,812 Common Units, which represent approximately 12.8% of the outstanding Common Units.

(5)           ETRN does not directly own any Common Units; however, as the sole member of Gathering Holdings and indirect owner of 100% of the membership interests in EQGP GP and the sole member of EMH, it may be deemed to beneficially own the 21,811,643 Common Units beneficially owned by EQGP and the 15,433,812  Common Units beneficially owned by EMH, which in the aggregate represent approximately 30.9% of the outstanding Common Units.

(6)           In addition, as of the date hereof, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned		Percentage of Class Beneficially Owned
David L. Porges	42,148		*
Vicky A. Bailey	1,000		*
Kenneth M. Burke	2,463	(1)	*
Diana M. Charletta	3,246	(2)	*
Margaret K. Dorman	11,000		*
Thomas F. Karam	—		*
Kirk R. Oliver	—		*
Phillip D. Swisher	1,790		*
Norman J. Szydlowski	—		*
Robert F. Vagt	2,961		*
Robert C. Williams	—		*

*Less than 1% of the class beneficially owned.

(1) Represents 2,463 phantom units, including accrued distributions, granted under the EQT Midstream Services, LLC 2012 Long-Term Incentive Plan, which have fully vested and will be paid out in Common Units upon Mr. Burke’s resignation or termination as a director.

(2) Includes 1,000 Common Units beneficially held by spouse.

(b)           The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. Except as set forth in the table above, to the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c)           Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)           The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)           Not applicable.

Item 7. Exhibits.

Item 7 of Schedule 13D is hereby amended and supplemented by adding Exhibit E with the following:

EXHIBIT E

Agreement and Plan of Merger, dated as of February 13, 2019, by and among Equitrans Midstream Corporation, EQM Midstream Services, LLC, EQM Midstream Partners, LP, EQGP Services, LLC, EQGP Holdings, LP and the other parties thereto (filed as Exhibit 2.1 to Equitrans Midstream Corporation’s current report on Form 8-K filed with the Commission on February 14, 2019 and incorporated herein its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 15, 2019

EQGP HOLDINGS, LP

By:	EQGP Services, LLC, its general partner

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQGP SERVICES, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS GATHERING HOLDINGS, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS MIDSTREAM HOLDINGS, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer